EXHIBIT 21

Deltic Timber Corporation

Subsidiaries of the Registrant

As of December 31, 2010

Subsidiaries	State of Incorporation
Deltic Timber Purchasers, Inc.	Arkansas
Deltic Southwest Timber Company	Arkansas
Chenal Properties, Inc.	Arkansas
Chenal Country Club, Inc.	Arkansas